Exhibit 99.1
Global Ship Lease Reports Results for the First Quarter of 2020
LONDON — May 12, 2020 (GLOBE NEWSWIRE) - Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”), a containership charter owner, announced today its unaudited results for the three months ended March 31, 2020.
First Quarter 2020
- Reported operating revenues(1) of $70.9 million for the first quarter 2020.
- Reported net income(2) of $0.6 million for the first quarter 2020 after a non-cash impairment charge of $7.6 million and $2.3 million premium paid following the redemption of $46.0 million of our 9.875% Senior Secured Notes due 2022 (“2022 Notes); resulting in a normalized net income(3) of $10.5 million.
- Generated $39.6 million of Adjusted EBITDA(3) for the first quarter 2020.
- On February 13, 2020, our credit facility that matured on December 31, 2020 was fully refinanced through the utilization of the $38.0 million second tranche of our $268.0 million New Senior Loan, secured by Mary, and an additional facility of $9.0 million which we entered with an international bank, secured by Maira, Nikolas and Newyorker.
- On February 10, 2020, we redeemed $46.0 million principal amount of our 2022 Notes. During March 2020, we purchased $9.1 million of these notes in the open market at an average price of $0.9814.
- Between January 1, 2020 and March 31, 2020, a further $18.9 million net proceeds was raised under our ATM program for our 8.00% Senior Unsecured Notes due 2024 (“2024 Notes”) and a further $4.0 million net proceeds under our ATM program for our 8.75% Series B Preferred Shares (“Series B Preferred Shares”).
- Since January 1, 2020, up to May 11, 2020, we have agreed short charter extensions for nine of our smaller ships: Manet, Maira, Nikolas, Newyorker, Athena, GSL Valerie, Matisse, Utrillo and GSL Keta. The extensions are all at rates of between $8,000 and $9,000 per day and range in duration from a few months to a year. We have also agreed to extend the charter of one of our Post-Panamax ships (New Purchase One) for 70 – 90 days, from early April, at a charter rate expected to generate Adjusted EBITDA of around $1.2 million for the median extension period.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “Our extensive contract cover and high-quality fleet have largely insulated us from the coronavirus-related disruptions that have expanded to affect the global economy. During the first quarter, we generated strong, consistent earnings and took delivery of two new ships.  Our total contracted revenue is now around $696.0 million over a TEU-weighted average remaining duration of 2.3 years, with many of our charters extending for multiple years. The flexibility of our mid-sized and smaller containership fleet, as well as our low slot costs and high reefer capacity, enable us to support our liner partners with reliable, cost-efficient ships at a time when the industry is under pressure. We maintain close relationships with our customers, for whom we provide a vital service, and will continue to focus on providing them uninterrupted, best-in-class operations.”
“As the spread of COVID-19 has had an increasing impact on global supply chains, the containership industry is taking active measures to maintain market discipline and adapt to changing market conditions. During this time, Global Ship Lease’s highest priority remains the health and safety of our seafarers and staff on shore. While the full extent of the economic impact of the pandemic and the shape of the subsequent recovery remain to be seen, our strong contract cover, consistent operational excellence, and close relationships with our customers position us well to weather the current storm. Once the global economy turns the corner, we expect that the contraction in vessel supply of mid-sized and smaller vessels in recent years and the negligible order book moving forward will position Global Ship Lease to benefit in the medium and long term.”
Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “We have always prioritized resilience and have focused on maintaining a strong balance sheet while building contract cover with market-leading charterers.  As a result of pro-actively refinancing our nearer term debt maturities over the last few months, we now have negligible debt maturities through 2020 and none in 2021.  Further, during the first quarter 2020, we took steps to reduce our cost of capital by opportunistically retiring $46.0 million of high-cost debt. We also put additional charters in place to further improve cash flow visibility over the coming months. We are minimizing discretionary spend without compromising safety or our ability to consistently service our charterers at a high level, and are likely to dispose of our two oldest vessels rather than invest in their upcoming drydocks. Our strong balance sheet and maturity profile, with extensive cash on hand, five unencumbered vessels, and only approximately $5.0 million of debt maturing between now and late 2022, ensures that we are well suited to endure a volatile global trade environment.”

SELECTED FINANCIAL DATA – UNAUDITED (thousands of U.S. dollars)
	Three months ended March 31, 2020	Three months ended March 31, 2019

Operating Revenues (1)	70,947	64,514
Operating Income	20,396	28,796
Net Income (2)	621	9,623
Adjusted EBITDA(3)	39,550	40,098
Normalized Net Income(3)	10,477	9,623

The results for the three months ended March 31, 2020 and 2019 include the results of the Poseidon Containers containerships acquired on November 15, 2018 (the “Poseidon Containers Fleet”).
(1) Operating Revenues are net of address commissions. Brokerage commissions are included in Time charter and voyage expenses.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA and Normalized Net Income are non-US Generally Accepted Accounting Principles (US GAAP) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-GAAP financial measure to net income, the most directly comparable US GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.
Operating Revenues and Utilization
The fleet generated operating revenues from fixed-rate time charters of $70.9 million in the three months ended March 31, 2020, an increase of $6.4 million compared to $64.5 million for the first quarter of 2019, with the increase principally due to the addition of five vessels between April 1, 2019 and December 31, 2019 and two vessels during first quarter 2020. There were 4,016 ownership days in the quarter, an increase of 17% compared to 3,420 days in the first quarter of 2019, which was primarily due to the addition of the seven vessels noted above. In the first quarter of 2020, the time taken for scheduled drydockings and scrubber installations was adversely affected by congestion and slow down in workings or shutdowns in yards due to COVID-19 resulting in 224 days for planned offhire days. There were a further 39 days of unplanned offhire and 56 idle days, giving an overall utilization of 92.1%. There were five days of unplanned offhire in the first quarter of 2019, giving an overall utilization of 99.8%.
The table below shows our fleet utilization for the three months ended March 31, 2020 and 2019 and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.
	Three months ended		Year ended
	Mar 31,	Mar 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2020	2019	2019	2018	2017	2016	2015

Ownership days	4,016	3,420	14,326	7,675	6,570	6,588	6,893
Planned offhire - scheduled drydockings	(224)	0	(537)	(34)	(62)	(100)	(9)
Unplanned offhire	(39)	(5)	(105)	(17)	(40)	(3)	(7)
Idle time	(56)	0	(164)	(47)	0	0	(13)
Operating days	3,697	3,415	13,520	7,577	6,468	6,485	6,864

Utilization	92.1%	99.8%	94.4%	98.7%	98.4%	98.4%	99.6%

There were three regulatory drydockings in first quarter 2020 and two scrubber installations in progress and none in first quarter 2019. A further seven regulatory drydockings are due in 2020.
Vessel Operating Expenses
Vessel operating expenses, which include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were $25.5 million for the three months ended March 31, 2020, compared to $21.0 million in the prior year period. The increase was mainly due to 596 additional ownership days (up 17%) as a result of the acquisition of the seven vessels noted above all of which are post-panamax with higher daily operating expenses. The average cost per ownership day in the quarter was $6,352, compared to $6,127 for the prior year period, up $225 per day.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a vessel is off-hire or idle and miscellaneous costs associated with a vessel’s voyage. Time charter and voyage expenses were $3.5 million for the three months ended March 31, 2020, compared to $1.6 million in the prior year period. The increase was mainly due to the addition of the seven vessels noted above and the re-chartering of a number of legacy vessels that did not previously incur brokerage commission.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2020 was $11.5 million, compared to $10.8 million in the prior year period; the increase was mainly due to the addition of the seven vessels noted above.

Vessel impairment losses
We approved a plan for the vessels Utrillo and GSL Matisse to be sold.  As of March 31, 2020, the vessels were not immediately available for sale and did not qualify as assets held for sale as of March 31, 2020. As of March 31, 2020, we had a current expectation that the vessels would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $7.6 million has been recognized for the three months ended March 31, 2020. No impairment charges were recognized in the prior year period.
General and Administrative Expenses
General and administrative expenses were $2.4 million in the three months ended March 31, 2020, compared to $2.5 million in the prior year period.
Adjusted EBITDA
As a result of the above, Adjusted EBITDA was $39.6 million for the three months ended March 31, 2020, a slight decrease from $40.1 million for the prior year period.
Interest and other finance expenses (including premium on 2022 Notes)
Debt at March 31, 2020 totaled $866.1 million, comprising $267.6 million of indebtedness on our 2022 Notes, $12.1 million of indebtedness under a secured term loan, both collateralized by 18 legacy vessels, $59.0 million of indebtedness on our 2024 Notes, and $527.5 million other debt collateralized by our other vessels.  Five vessels are unencumbered.
Debt at March 31, 2019 totaled $882.9 million, comprising $340.0 million of indebtedness on our 2022 Notes, $34.8 million of indebtedness under the secured term loan, and $508.1 million other debt collateralized by our other vessels.
Interest and other finance expenses for the three months ended March 31, 2020, were $19.6 million, an increase of $0.2 million, or 1%, on the interest and other finance expenses for the prior year period of $19.4 million. The increase is mainly due to $2.3 million premium paid on the optional redemption of the $46.0 million principal amount of our 2022 Notes in March 2020, offset by a reduction in interest cost.
Interest income for the three months ended March 31, 2020 was $0.6 million, an increase of $0.2 million on $0.4 million for the prior year period. The increase was mainly due to higher average cash balances and increased interest rates.
Other income, net
Other income, net is mainly comprised of gains in bunkers following deliveries and redeliveries of vessels from charterers and passenger income. Other income, net was $21,000 in the three months ended March 31, 2020, compared to $0.5 million in the prior year period.
Taxation
Taxation for the three months ended March 31, 2020 was $nil compared to $16,000 in the prior year period.
Earnings Allocated to Preferred Shares
The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended March 31, 2020 was $0.9 million, compared to $0.8 million in the prior year period, with the increase being due to the issuance of additional Series B Preferred Shares under our ATM program.
Net Income Available to Common Shareholders
Net income for the three months ended March 31, 2020 was $0.6 million, compared to $9.6 million in the prior year period.

Fleet
The following table provides information about our fleet of 45 ships. One ship was delivered in January 2020 and one in February 2020. The table includes charters agreed up to May 11, 2020.
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20	2Q20	39,200
Maira XL(1)	9,115	31,820	2015	COSCO	3Q20	3Q20	39,200
MSC Tianjin (2)	8,603	34,325	2005	MSC	2Q24	3Q24	Confidential
MSC Qingdao (2)	8,603	34,305	2004	MSC	2Q24	3Q24	Confidential
GSL Ningbo	8,603	34,340	2004	Maersk	3Q20	4Q20	18,000
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24(3)	Confidential
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24(3)	Confidential
GSL Grania	7,847	29,190	2004	Maersk	3Q22	4Q24(3)	Confidential
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,746	2011	MSC	4Q23	1Q24	20,000
New Purchase One	6,422	27,954	2002	Confidential	2Q20	3Q20	Confidential (4)
New Purchase Two	6,422	28,070	2002	Confidential	2Q20	4Q20	Confidential (4)
GSL Vinia	6,080	23,737	2004	Confidential	2Q24	1Q25	Confidential (5)
GSL Christel Elisabeth	6,080	23,745	2004	Confidential	2Q24	1Q25	Confidential (5)
Tasman	5,936	25,010	2000	Maersk	2Q22	3Q23(6)	12,500(6)
Dimitris Y	5,936	25,010	2000	ZIM	2Q21	3Q21	14,500
Ian H	5,936	25,128	2000	ZIM	1Q21	2Q21	14,500
Dolphin II	5,095	20,596	2007	Feedertech	3Q20	4Q20	12,500
Orca I	5,095	20,633	2006	Maersk	2Q20(7)	2Q21(7)	9,000(7)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	19,994	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	MSC	3Q20	3Q20	9,000
Athena	2,762	13,538	2003	MSC	1Q21	1Q21	9,000
Maira	2,506	11,453	2000	MSC	3Q20	3Q20	8,250 (8)
Nikolas	2,506	11,370	2000	MSC	3Q20	3Q20	9,000
Newyorker	2,506	11,463	2001	MSC	4Q20	1Q21	9,000
La Tour	2,272	11,742	2001	MSC	4Q20	4Q20	8,800
Manet	2,272	11,727	2001	COSCO	2Q20	2Q20	9,900
GSL Matisse	2,262	11,676	1999	Confidential	2Q20	2Q20	Confidential (9)
Utrillo	2,262	11,676	1999	CMA CGM	1Q20	1Q20	8,500 (10)
GSL Keta	2,207	11,731	2003	OOCL	3Q20	3Q20	9,400 (11)
Julie	2,207	11,731	2002	CMA CGM	2Q20	2Q20	8,500
Kumasi	2,207	11,791	2002	CMA CGM	4Q20	1Q21	9,800
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q20	1Q21	9,800

(1) Modern design, high reefer capacity fuel efficient vessel
(2) Five-year charters which commenced 2Q2019. Approximately $44 million of Adjusted EBITDA, aggregate across the two ships, is expected to be generated for the median period remaining on the charters, from March 31, 2020.
(3) GSL Eleni delivered 3Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. Approximately $29 million of Adjusted EBITDA, aggregate across the three ships, is expected to be generated for the median firm period remaining on the charters, from March 31, 2020. This increases by approximately $16 million if all options are exercised by the Charterer.
(4) New Purchase One was delivered in late January 2020 and New Purchase Two was delivered in February 2020. The initial charter of New Purchase One was extended by 70 - 90 days and, if not extended further, will now expire in 2Q2020 or 3Q2020. Approximately $1.2 million of Adjusted EBITDA is expected to be generated during the median extension period.
(5) GSL Vinia and GSL Christel Elisabeth delivered in December 2019, and are contracted on 52 – 60 months charters. Approximately $20 million of Adjusted EBITDA, aggregate across the two ships, is expected to be generated for the median period remaining on the charters, from March 31, 2020.
(6) 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.
(7) 12-24 month charter (which commenced in June 2019), at charterer’s option. Rate increases to $10,000 per day from September 1, 2020
(8) Rate increases to $9,000 per day from April 1, 2020;
(9) A new short-term charter, on confidential terms, commenced on April 4, 2020, and concluded on April 25, 2020;
(10) Charter with CMA CGM expired February 16, 2020; a new short-term charter, to a different counterparty and on confidential terms, commenced February 29, 2020 and concluded March 27, 2020.
(11) Charter extended from April 9, 2020, at a rate of $8,000 per day

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended March 31, 2020 today, Tuesday May 12, 2020 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1)	Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 9988266
Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.
(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com
If you are unable to participate at this time, a replay of the call will be available through Saturday, May 28, 2020 at (855) 859-2056 or (404) 537-3406. Enter the code 9988266 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.
Annual Report on Form 20-F
The Company’s Annual Report for 2019 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com   Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW or by telephoning +44 (0) 203 998 0063.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 45 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel-efficient new-design wide-beam, with a total capacity of 248,968 TEU and an average age, weighted by TEU capacity, of 13.1 years as at March 31, 2020.

Adjusted to include all charters agreed up to May 11, 2020, the average remaining term of the Company’s charters at March 31, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $696.0 million. Contracted revenue was $777.0 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.
Reconciliation of Non-U.S. GAAP Financial Measure
A.	Adjusted EBITDA
Adjusted EBITDA represents net income before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking costs and impairment losses.  Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

ADJUSTED EBITDA - UNAUDITED
(thousands of U.S. dollars)
		Three	Three
		months	months
		ended	ended
		Mar 31,	Mar 31,
		2020	2019

Net income available to common shareholders		621	9,623

Adjust:	Depreciation and amortization	11,548	10,758
	Vessel impairment losses	7,585	-
	Interest income	(638)	(417)
	Interest expense	19,555	19,352
	Income taxes	-	16
	Earnings allocated to preferred shares	879	766

Adjusted EBITDA		39,550	40,098
B.	Normalized net income
Normalized net income represents net income adjusted for impairment charges and the premium paid on redemption of 2022 notes. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net loss for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.  Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.
NORMALIZED NET INCOME – UNAUDITED
(thousands of U.S. dollars)
		Three	Three
		months	months
		ended	ended
		Mar 31,	Mar 31,
		2020	2019

Net income available to common shareholders		621	9,623

Adjust:	Impairment charges	7,585	-
	Premium paid on redemption of 2022 Notes	2,271	-
Normalized net income		10,477	9,623

Safe Harbor Statement
This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:
•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other vessel employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S dollars)

	As of,
	March 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$86,961	$138,024
Restricted cash	4,569	3,909
Accounts receivable, net	2,252	2,350
Inventories	5,991	5,595
Prepaid expenses and other current assets	8,438	8,132
Due from related parties	6,018	3,860
Total current assets	$114,229	$161,870
NON - CURRENT ASSETS
Vessels in operation	$1,165,052	$1,155,586
Advances for vessels acquisitions and other additions	9,620	10,791
Intangible assets - charter agreements	486	1,467
Deferred charges, net	17,576	16,408
Restricted cash, net of current portion	6,204	5,703
Total non - current assets	1,198,938	1,189,955
TOTAL ASSETS	$1,313,167	$1,351,825
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$10,672	$9,052
Accrued liabilities	27,847	22,916
Current portion of long - term debt	89,841	87,532
Deferred revenue	6,678	9,987
Due to related parties	333	109
Total current liabilities	$135,371	$129,596
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$760,412	$809,357
Intangible liability-charter agreements	5,968	6,470
Total non - current liabilities	766,380	815,827
Total liabilities	901,751	945,423
Commitments and Contingencies
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,556,738 shares issued and outstanding (2019 – 17,556,738 shares)	175	175
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 16,074 shares issued and outstanding (2019 – 14,428 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2019 - 250,000 shares)	3	3
Additional paid in capital	569,979	565,586
Accumulated deficit	(158,741)	(159,362)
Total shareholders' equity	411,416	406,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,313,167	1,351,825

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S dollars except share data)

	Three months ended March 31,
	2020	2019
OPERATING REVENUES
Time charter revenues (include related party revenues of $37,676 and $34,633 for each of the period ended March 31, 2020 and 2019, respectively)	$70,947	$64,514

OPERATING EXPENSES:
Vessels operating expenses (include related party vessels operating expenses of $3,037 and $1,805 for each of the period ended March 31, 2020 and 2019, respectively)	25,512	20,955
Time charter and voyage expenses (include related party time charter and voyage expenses of $610 and $430 for each of the period ended March 31, 2020 and 2019, respectively)	3,469	1,551
Depreciation and amortization	11,548	10,758
Vessel impairment losses	7,585	—
General and administrative expenses	2,437	2,454
Operating Income	20,396	28,796

Interest income	638	417
Interest and other financial expense (including premium on 2022 Notes)	(19,555)	(19,352)
Other income, net	21	544
Total non-operating expense	(18,896)	(18,391)
Income before income taxes	1,500	10,405
Income taxes	—	(16)
Net Income	$1,500	$10,389
Earnings allocated to Series B Preferred Shares	(879)	(766)
Net Income available to Common Shareholders	$621	$9,623
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	17,556,738	9,932,664
Diluted	17,682,453	10,022,041

Net Earnings per Class A common share
Basic	$0.02	$0.42
Diluted	$0.02	$0.42

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S dollars)

	Three months ended March 31,
	2020	2019
Cash flows from operating activities:
Net income	$1,500	$10,389
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$11,548	$10,758
Vessel Impairment losses	7,585	-
Amortization of deferred financing costs	927	745
Amortization of original issue discount/premium on repurchase of notes	2,139	202
Amortization of intangible liability/asset-charter agreements	479	468
Share based compensation	429	429
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(208)	$(94)
(Increase)/decrease in inventories	(396)	442
Increase in accounts payable and other liabilities	6,595	3,719
Decrease in related parties' balances, net	(1,934)	(2,038)
Decrease in deferred revenue	(3,309)	(481)
Unrealized foreign exchange gain	-	(5)
Net cash provided by operating activities	$25,355	$24,534
Cash flows from investing activities:
Acquisition of vessels	$(23,060)	$-
Cash paid for vessel expenditure	(1,108)	(637)
Advances for vessel acquisitions and other additions	(200)	-
Cash paid for drydockings	(4,072)	(50)
Net cash used in investing activities	$(28,440)	$(687)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$19,193	$-
Repurchase of 2022 Notes, including premium	(57,197)	-
Proceeds from drawdown of credit facilities	47,000	-
Repayment of credit facilities	(13,452)	(6,226)
Repayment of refinanced debt	(44,366)	-
Deferred financing costs paid	(880)	-
Proceeds from offering of Class A common shares, net of offering costs	(39)	-
Proceeds from offering of Series B preferred shares, net of offering costs	3,803	-
Series B Preferred Shares-dividends paid	(879)	(766)
Net cash used in financing activities	$(46,817)	$(6,992)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(49,902)	16,855
Cash and cash equivalents and restricted cash at beginning of the period	147,636	90,072
Cash and cash equivalents and restricted cash at end of the period	$97,734	$106,927
Supplementary Cash Flow Information:
Cash paid for interest	11,189	9,563
Non-cash Investing activities:
Unpaid drydocking expenses	2,037	-
Unpaid vessel additions	3,436	-

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438